# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares Representing Limited Partner Interests
Address of issuer's principal executive offices: 1400 SMITH STREET, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001376113

## Reporting persons
- ALPS Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 30,303,091; sole dispositive power 0; shared dispositive power 30,303,091; aggregate amount beneficially owned 30,303,091 (23.42% of the class)
- Alerian MLP ETF: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,908,345; sole dispositive power 0; shared dispositive power 29,908,345; aggregate amount beneficially owned 29,908,345 (23.11% of the class)

## Item 1. Issuer
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1400 SMITH STREET, Houston, TX, 77002

## Item 2. Person Filing
Name of person filing:
(1) ALPS Advisors, Inc.
(2) Alerian MLP ETF
Address of principal business office or, if none, residence:
(1) ALPS Advisors, Inc.: 1290 Broadway, Suite 1000, Denver, CO, 80203
(2) Alerian MLP ETF: 1290 Broadway, Suite 1000, Denver, CO, 80203
Citizenship:
(1) ALPS Advisors, Inc.: Colorado
(2) Alerian MLP ETF: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, ALPS Advisors, Inc. ("AAI") may be deemed to beneficially own 30,303,091 Class A shares ("Class A Shares") representing limited partner interests of Hess Midstream LP (the "Issuer"). Of such Class A Shares, 29,908,345 are held by the Alerian MLP ETF, an investment company registered under the Investment Company Act of 1940, for which AAI serves as investment adviser. The remaining 394,746 Class A Shares are held by other funds or accounts for which AAI serves as investment adviser or in a similar capacity.

The percentage of Class A Shares beneficially owned by each Reporting Person is calculated based on 129,392,378 Class A Shares outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

The Issuer operates through an Up-C organizational structure under which affiliates of Chevron Corporation hold Class B units of Hess Midstream Operations LP, the Issuer's consolidated operating subsidiary. Class B units are exchangeable into Class A Shares on a one-for-one basis. The Reporting Persons do not hold any Class B units. The total number of Class A Shares and Class B units on a consolidated, as-exchanged basis is approximately 207 million. The percentage of beneficial ownership reported herein is calculated using the outstanding Class A Shares as the denominator, as those are the sole class registered under Section 12 of the Exchange Act. Prior amendments to this Schedule 13G used the total consolidated share and unit count (inclusive of Class B units) as the denominator for calculating the percentage of class, which resulted in a lower reported percentage. This amendment updates that calculation.
Percent of class:
(1) ALPS Advisors, Inc.: 23.42%
(2) Alerian MLP ETF: 23.11%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(1) ALPS Advisors, Inc.: 30303091
(2) Alerian MLP ETF: 29908345
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
(1) ALPS Advisors, Inc.: 30303091
(2) Alerian MLP ETF: 29908345

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
AAI, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to investment companies registered under the Investment Company Act of 1940 (collectively referred to as the "Funds"). In its role as investment advisor, AAI has voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. AAI disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Alerian MLP ETF is an investment company registered under the Investment Company Act of 1940 and is one of the Funds to which AAI provides investment advice.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ALPS Advisors, Inc.: /s/ Matthew Sutula, Matthew Sutula, Chief Compliance Officer (02/23/2026)
- Alerian MLP ETF: /s/ Matthew Sutula, Matthew Sutula, Chief Compliance Officer (02/23/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.